

January 24, 2014

Via E-mail
Burton M. Goldfield
Chief Executive Officer
TriNet Group, Inc.
1100 San Leandro Blvd., Suite 400
San Leandro, CA 94577

> **Re: TriNet Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 7, 2014**
> **File No. 333-192465**

Dear Mr. Goldfield:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment 5 in our letter dated December 19, 2013. While we believe that the NAPEO website supports the fact that you offer services throughout the United States, it is unclear how it supports the statement that you are "a leading provider" of comprehensive human resource solutions. Please advise or revise.

2. We note your response to comment 7 in our letter dated December 19, 2013. Please clarify in your registration statement that your statement that "SMBs typically cannot afford to invest in a comprehensive technology platform to manage their HR processes and often lack the scale required to negotiate favorable employee health benefit and workers compensation plan terms with insurance companies and other large employee benefits providers" is based on your experience or supported by feedback from your customers.

3. We note your response to comment 8 in our letter dated December 19, 2013. Please include in your prospectus summary the disclosure regarding General Atlantic's history of involvement in your business.

Market, Industry and Other Data, page 35

4. We note your response to comment 11 in our letter dated December 19, 2013, as well as your disclosure that you "have not independently verified any third-party information." Please remove this statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Executive Compensation, page 111

5. Please revise to disclose the names of the companies in the Advanced-HR's Option Impact survey.

Principal and Selling Stockholders, page 130

6. Please disclose the exemption(s) or safe harbor(s) from registration relied upon in connection with the acquisition of the shares to be sold by the selling stockholders in the offering.

7. Please update the table on page 131 as of a recent practicable date. Refer to Item 403 of Regulation S-K.

Consolidated Financial Statements, page F-1

Consolidated Financial Statements of TriNet Group, Inc. and Subsidiaries, page F-2

Notes to Consolidated Financial Statements, page F-8

Note 8. Notes Payable and Borrowings Under Capital Leases, page F-24

2013 Credit Facility, page F-25

8. We reviewed your revisions made in response to comment 34 in our letter dated December 19, 2013. Please tell us your consideration of disclosing the amount of your retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Note 10. Stockholders' Equity, page F-28

Earnings per Share, page F-31

9. We reviewed your response to comment 35 in our letter dated December 19, 2013. Your response states that Series G and Series H convertible preferred stock are not entitled to receive any preferential dividends; however, if dividends are declared and paid on common stock, the Series H and Series G preferred stock are entitled to share in dividends on a pro-rata basis as if their shares had been converted into shares of common stock. This statement does not appear to be consistent with your disclosure beginning in the last sentence on page F-27. Please explain this inconsistency and revise your disclosure, if deemed necessary. If still applicable, please differentiate the Series G and Series H entitlement to dividends upon redemption versus if declared. In this regard, an example of how this provision is intended to operate would be helpful.

Note 12. Income Taxes, page F-34

10. We reviewed your response to comment 37 in our letter dated December 19, 2013. Please tell us whether you considered the adjustments related to state taxes and stock compensation as changes in estimates or errors and explain the underlying reasons for your conclusions. If applicable, please discuss any new information obtained after the original balance sheet date and whether that information was reasonably knowable at the original balance sheet date. On a different note, it appears the amount related to state taxes and stock compensation would be greater than 5% of the "amount computed" specified in Rule 4-08(h)(2) of Regulation S-X. Please advise.

Undertakings, page II-4

11. We note your response to comment 40 in our letter dated December 19, 2013. Please note that the undertakings set forth as Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K are applicable to offerings made outside the scope of Rule 415. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C, while Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. Please revise. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Jodie Bourdet, Esq.